UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

BrightSpring Health Services, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

10950 A106
(CUSIP Number)

Christopher Lee, Esq. Kohlberg Kravis Roberts & Co. L.P. 30 Hudson Yards New York, NY 10001 (212) 750-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10950 A106	13D
1	NAMES OF REPORTING PERSONS
KKR Phoenix Aggregator L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
92,959,984

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
92,959,984

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,959,984

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 10950 A106	13D
1	NAMES OF REPORTING PERSONS
KKR Phoenix Aggregator GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
92,959,984

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
92,959,984

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,959,984

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 10950 A106	13D
1	NAMES OF REPORTING PERSONS
KKR Americas Fund XII L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
92,959,984

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
92,959,984

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,959,984

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 10950 A106	13D
1	NAMES OF REPORTING PERSONS
KKR Associates Americas XII L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
92,959,984

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
92,959,984

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,959,984

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 10950 A106	13D
1	NAMES OF REPORTING PERSONS
KKR Americas XII Limited.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
92,959,984

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
92,959,984

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,959,984

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 10950 A106	13D
1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
92,959,984

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
92,959,984

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,959,984

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 10950 A106	13D
1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
92,959,984

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
92,959,984

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,959,984

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 10950 A106	13D
1	NAMES OF REPORTING PERSONS
KKR Group Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
92,959,984

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
92,959,984

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,959,984

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 10950 A106	13D
1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
92,959,984

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
92,959,984

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,959,984

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 10950 A106	13D
1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
92,959,984

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
92,959,984

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,959,984

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 10950 A106	13D
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
92,959,984

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
92,959,984

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,959,984

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 10950 A106	13D
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
92,959,984

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
92,959,984

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,959,984

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 10950 A106	13D
Explanatory Note

The Reporting Persons (as defined below) were initially eligible to file a Schedule 13G under Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended.  On September 11, 2024, the Reporting Persons purchased shares of Common Stock (as defined below) representing more than two percent of the outstanding Common Stock during the prior twelve-month period.  Therefore, the Reporting Persons are no longer eligible to file a Schedule 13G under Rule 13d-1(d) and are now filing this Schedule 13D.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to common stock, par value $0.01 per share (the “Common Stock”), of BrightSpring Health Services, Inc. (the “Issuer”), a Delaware corporation, with its principal executive offices located at 805 N. Whittington Parkway, Louisville, Kentucky 40222.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i) KKR Phoenix Aggregator L.P., a Delaware limited partnership;
(ii) KKR Phoenix Aggregator GP LLC, a Delaware limited liability company;
(iii) KKR Americas Fund XII L.P., a Cayman Islands exempted limited partnership;
(iv) KKR Associates Americas XII L.P., a Cayman Islands exempted limited partnership;
(v) KKR Americas XII Limited., a Cayman Islands exempted company;
(iv) KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;
(vii) KKR Group Holdings Corp., a Delaware corporation;
(viii) KKR Group Co. Inc., a Delaware corporation;
(ix) KKR & Co. Inc., a Delaware corporation;
(x) KKR Management LLP, a Delaware limited liability partnership;
(xi) Henry R. Kravis, a United States citizen; and
(xii) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xii) are collectively referred to herein as the “Reporting Persons”).

KKR Phoenix Aggregator GP LLC is the general partner of KKR Phoenix Aggregator L.P. KKR Americas Fund XII L.P. is the sole member of KKR Phoenix Aggregator GP LLC. KKR Associates Americas XII L.P. is the general partner of KKR Americas Fund XII L.P. KKR Americas XII Limited is the general partner of KKR Associates Americas XII L.P. KKR Group Partnership L.P. is the sole shareholder of KKR Americas XII Limited. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR Group Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR & Co. Inc. is the sole shareholder of KKR Group Co. Inc. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Joseph Bae, Scott Nuttall, Robert Lewin, Ryan Stork, Dane Holmes, and Kathryn King Sudol is an executive officer of KKR Group Holdings Corp. and KKR Group Co. Inc. The directors of KKR Group Holdings Corp. and KKR Group Co. Inc. are Messrs. Bae, Nuttall, Lewin, and Stork and Ms. Sudol.

The executive officers of KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Stork, and Holmes and Ms. Sudol. The directors of KKR & Co. Inc. are listed on Annex A attached hereto, which is incorporated herein by reference (“Annex A”).

Each of Messrs. Bae, Nuttall, Stork, and Holmes and Ms. Sudol is a United States citizen, and Mr. Lewin is a Canadian citizen.

CUSIP No. 10950 A106	13D
The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.

 (b) The address of the business office of each of the Reporting Persons and the other individuals named in this Item 2, unless as otherwise noted below, is:

30 Hudson Yards
New York, New York 10001

The address of the principal business office of Messrs. Kravis, Bae, Nuttall, Lewin, and Stork and Ms. Sudol is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

The address of the principal business office of Mr. Holmes is:

c/o Kohlberg Kravis Roberts & Co. L.P.
555 California Street, 50th Floor
San Francisco, CA 94104

The address of the business office of each of the individuals listed on Annex A (other than Messrs. Kravis, Roberts, Bae, and Nuttall) is listed therein.

(c) KKR Phoenix Aggregator L.P. and KKR Americas Fund XII L.P. are principally engaged in making investments.  KKR Phoenix Aggregator GP LLC, KKR Associates Americas XII L.P., KKR Americas XII Limited, and KKR Group Holdings Corp. are principally engaged in being the general partner of their respective partnerships.  KKR Group Partnership L.P., KKR Group Co. Inc., KKR & Co. Inc., and KKR Management LLP are principally engaged in being holding companies.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Stork, and Holmes and Ms. Sudol is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

KKR Phoenix Aggregator L.P. and Walgreen Co. acquired PharMerica Corporation in December of 2017 and, in March of 2019, PharMerica Corporation acquired the Issuer.  In connection with these transactions, the Issuer issued an aggregate of 5,180,000 shares of Common Stock to KKR Phoenix Aggregator L.P. at an effective price of $100 per share.  Immediately following the Issuer’s initial public offering (the “IPO”) in January 2024 and a related 15.7027-for-one stock split of the Common Stock, KKR Phoenix Aggregator L.P. owned an aggregate of 81,339,986 shares of Common Stock at an effective price of $6.37 per share, representing an aggregate beneficial ownership percentage of 47.5%.

CUSIP No. 10950 A106	13D
On September 11, 2024, KKR Phoenix Aggregator L.P. purchased an aggregate of 11,619,998 shares of Common Stock at a price of $11.13 per share from Walgreen Co. in a private sale for an aggregate purchase price of $129,330,577.74 (the “Investment”). The source of funds used for the Investment was from capital contributions of the Reporting Persons and/or their respective partners or members.

Item 4.	Purpose of Transaction.

The Information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the agreements described herein and various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. The Reporting Persons may, from time to time, acquire, or cause affiliates to acquire, additional shares of Common Stock or other securities of the Issuer (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, the Reporting Persons have engaged and intend to continue to engage in discussions with management or the board of directors of the Issuer about its business, operations, strategy, plans and prospects, from time to time.

In accordance with the Stockholders Agreement (as defined below), Hunter Craig, Johnny Kim and Max Lin, employees of Kohlberg Kravis Roberts & Co. L.P. or one or more of its affiliates, were appointed to the Issuer’s board of directors as designees of KKR Phoenix Aggregator L.P. As directors, they may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The response of the Reporting Persons to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

KKR Phoenix Aggregator L.P. directly holds 92,959,984 shares of Common Stock representing approximately 54.2% of the outstanding shares of Common Stock of the Issuer. Calculations of the Common Stock beneficially owned are based on an aggregate of 171,457,499 shares of Common Stock outstanding as of July 30, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2024.

CUSIP No. 10950 A106	13D
KKR Phoenix Aggregator GP LLC (as the general partner of KKR Phoenix Aggregator L.P.), KKR Americas Fund XII L.P. (as the sole member of KKR Phoenix Aggregator GP LLC), KKR Associates Americas XII L.P. (as the general partner of KKR Americas Fund XII L.P.), KKR Americas XII Limited (as the general partner of KKR Associates Americas XII L.P.), KKR Group Partnership L.P. (as the sole shareholder of KKR  Americas XII Limited), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any Common Stock.

(c) Except as otherwise set forth herein, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

On December 7, 2017, the Issuer, KKR Phoenix Aggregator L.P. and Walgreen Co. entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement and subject to certain conditions, the Issuer granted KKR Phoenix Aggregator L.P. an unlimited number of demand registrations, and granted Walgreen Co. five demand registrations following the IPO. Under the Registration Rights Agreement, all holders of registrable securities party thereto are provided with customary piggyback registrations with certain exceptions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act of 1933, as amended.

Stockholders Agreement

The Issuer, KKR Phoenix Aggregator L.P., Walgreen Co, and the other parties party thereto entered into the Amended and Restated Stockholders Agreement, dated as of March 5, 2019 (the “Stockholders Agreement”), The Stockholders Agreement grants KKR Phoenix Aggregator, L.P. and Walgreen Co. the right to nominate to the Issuer’s board of directors a number of designees equal to the product (rounded up or down to the nearest whole number) of (x) the total number of directors constituting the entire board of directors (in the case of Walgreen Co., without taking into account the director that is also the Issuer’s Chief Executive Officer), multiplied by (y) the percentage of the issued and outstanding shares of the Issuer’s capital stock beneficially owned by KKR Phoenix Aggregator, L.P. and Walgreen Co., as the case may be.

Management Stockholders Agreement

On December 7, 2017, the Issuer and KKR Phoenix Aggregator L.P. entered into management stockholders agreement (the “Management Stockholders Agreement”) with certain senior executive officers and other employees of the Issuer who made an equity investment in the Issuer or were granted equity-based awards.

CUSIP No. 10950 A106	13D
The Management Stockholders Agreement imposes significant restrictions on transfers of shares of the Issuer’s common stock and equity awards held by management stockholders. Additionally, management stockholders who are subject to the reporting requirements of Section 16 will have limited “piggyback” registration rights with respect to registered offering(s) to the extent KKR Phoenix Aggregator L.P. and its affiliates participate.

The description of the Registration Rights Agreement, Stockholders Agreement and Management Stockholders Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto or incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit A	Joint Filing Agreement by and among the Reporting Persons.
Exhibit B	Powers of Attorney.
Exhibit C
Registration Rights Agreement, dated as of December 7, 2017 among the Issuer, KKR Phoenix Aggregator L.P. and Walgreen Co. (Incorporated by reference to Exhibit 4.1 of the Issuer’s Registration Statement on Form S-1/A filed on January 10, 2024).

Exhibit D
Amended and Restated Stockholders Agreement, dated as of March 5, 2019 among the Issuer, KKR Phoenix Aggregator L.P., and the other parties party thereto (Incorporated by reference to Exhibit 10.1 of the Issuer’s Registration Statement on Form S-1/A filed on January 10, 2024).

Exhibit E
Management Stockholders Agreement, dated as of December 7, 2017 between the Issuer and KKR Phoenix Aggregator, L.P. (Incorporated by reference to Exhibit 10.16 of the Issuer’s Registration Statement on Form S-1/A filed on January 10, 2024).

CUSIP No. 10950 A106	13D
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2024
KKR PHOENIX AGGREGATOR L.P.

	By:	KKR Phoenix Aggregator GP LLC, its general partner

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR PHOENIX AGGREGATOR GP LLC

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR AMERICAS FUND XII L.P.

	By:	KKR Associates Americas XII L.P., its general partner
	By:	KKR Americas XII Limited, its general partner

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR ASSOCIATES AMERICAS XII L.P.

	By:	KKR Americas XII Limited, its general partner

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR AMERICAS XII LIMITED

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

CUSIP No. 10950 A106	13D
KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp., its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Secretary

KKR GROUP HOLDINGS CORP.

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Secretary

KKR GROUP CO. INC.

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Secretary

KKR & CO. INC.

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Secretary

KKR MANAGEMENT LLP

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

HENRY R. KRAVIS

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact

CUSIP No. 10950 A106	13D
Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc., whose address (unless otherwise specified in the Schedule 13D) is c/o KKR & Co. Inc., 30 Hudson Yards, New York, New York, 10001. Each of such persons is a citizen of the United States other than Arturo Gutiérrez Hernández, who is a citizen of Mexico, Xavier B. Niel, who is a citizen of France, Evan T. Spiegel, who is a citizen of the United States and France, and Matthew R. Cohler, who is a citizen of the United States and Malta.

Name	Principal Occupation
Henry R. Kravis	Co-Executive Chairman of KKR & Co. Inc.
George R. Roberts	Co-Executive Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-Chief Executive Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-Chief Executive Officer of KKR & Co. Inc.
Adriane M. Brown	Managing Partner of Flying Fish Partners
Matthew R. Cohler	Former General Partner of Benchmark
Mary N. Dillon	President and Chief Executive Officer of Foot Locker, Inc.
Arturo Gutiérrez Hernández	Chief Executive Officer of Arca Continental, S.A.B. de C.V.
Xavier B. Niel	Founder and Chairman of the Board of Iliad SA
Kimberly A. Ross	Former Senior Vice President and Chief Financial Officer of Baker Hughes Company
Patricia F. Russo	Former Chief Executive Officer of Alcatel-Lucent
Robert W. Scully	Former Member of the Office of the Chairman of Morgan Stanley
Evan T. Spiegel	Co-Founder and Chief Executive Officer of Snap Inc.